Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
TEC Technology Limited	Hong Kong	100%
Anhui TEC Tower Co., Ltd.	PRC	100%
Zheijiang TEC Tower Co., Ltd.	PRC	90%